UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
       LARSEN, JOHN L.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
     MAY 31, 2002
5. If Amendment, Date of Original (Month/Year)
     JULY 12, 2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN AND CEO
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON STO|12/07/|A-4 |20,000            |A  |NIL        |479,089            |D (a) |                           |
CK                           |01    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |42,350             |I(b)  |By Wife                    |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/30/|A-4 |7,869             |A  |NIL        |50,601             |I (c) |ESOP Benef.                |
CK                           |02    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/30/|A-4 |39,844            |A  |NIL        |141,527            |I (d) |Relative's ESOP            |
CK                           |02    |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |155,811            |I (e) |ESOP Trustee               |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |125,556            |I (f) |By Plateau                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |175,000            |I (g) |By SGMC                    |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |512,359            |I (h) |By Crested                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |1,581              |I (i) |By NWG                     |
CK                           |      |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
 Non-Qualified Stock Opt|$2.00/sh|N/A  |    |           |   |06/16|06/15| Common Stoc|       |N/A    |100,000     |D  |            |
ion
 (Right to Buy) (j)|        |     |    |           |   |/92  |/02  |k           |       |       |            |   |            |
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 Qualified Stock Option |$2.875/s|N/A  |    |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |

  (Right to Buy) (k)  |h       |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Non-Qualified Stock Opt|$2.00/sh|N/A  |    |           |   |12/04|09/25|Common Stock|77,718 |N/A    |77,718      |D  |            |
ion
 (Right to Buy) (k|        |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
)                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Qualified Stock Option |$2.40/sh|N/A  |    |           |   |01/10|01/09|Common Stock|41,667 |N/A    |41,667      |D  |            |

 (Right to Buy) (k)   |        |     |    |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Non-Qualified Stock Opt|$2.40/sh|N/A  |    |           |   |01/10|01/09|Common Stock|142,733|N/A    |142,733     |D  |            |
ion
 (Right to Buy) (k|        |     |    |           |   |/01  |/11  |            |       |       |            |   |            |
)                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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 Stock Option  (Right to|$3.90/sh|12/07|A-4 |100,000    |A  |12/07|12/06|Common Stock|100,000|N/A    |100,000     |D  |            |
 Buy) (l)               |        |/01  |    |           |   |/01  |/11  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Form 5 for period ended May 31,
2002.
(a) Includes 106,000 shares held by the Reporting Person in joint tenancy with his wife and 27,500 shares gifted by the Reporting Person to his wife, but not transferred into her name. Also includes 25,200 shares and 104,226 shares subject to forfeiture. The 25,200 shares, issued under the USEG Restricted Stock Bonus Plan, are deemed
"earned out" by the Reporting Person: (i) if he is continuously employed by USE until he retires; (ii) if he becomes disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii)
or (iii). The104,226 shares, issued under the 1996 Stock Award Program, vest over a 5 year period at the rate of
20% per year and are subject to the same forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 109,426 shares. The shares do not come under the control of the Reporting
Person until termination of employment. The total number of shares is presently reported; distributions to the
Reporting Person will not be separately reported. The acquisition of the shares by the Reporting Person from both the Bonus Plan and the Award Program are exempt under Rule
16b-3.
(b)   Consists of shares held directly by the Reporting Person's wife.
(c) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plan (the " ESOP") in an account established for the benefit of the Reporting
Person.
(d) Consists of shares held in ESOP accounts established to benefit members of the Reporting persons
"immediately family", as that term is defined in Rule 16a-1(e), in accordance with Rule 16a-8(b)(2).
(e) Consists of shares held in the ESOP which are not allocated to accounts established for the benefit of specific plan participants. The Reporting Person, as an ESOP Trustee, exercises the voting powers with respect to such unallocated
shares.
(f) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer and director of both USEG and Plateau. The Reporting Person is not a controlling shareholder of Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(g) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting person is an officer and director of both USEG and SGMC. The Reporting Person is not a controlling shareholder of SGMC, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by
SGMC, under Rule
16a-1(a)(2)(iii).
(h) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting
Person is an officer and director of both USEG and Crested. The Reporting Person is not a controlling shareholder of Crested, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by
Crested, under Rule
16a-1(a)(2)(iii).
(i) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USEG. The Reporting Person is an officer and director of USEG and a director or NWG. The Reporting Person is not a controlling shareholder of
NWG, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by NWG, under Rule
16a-1(a)(2)(iii).
(j) Stock options granted under the Issuer's 1998 Incentive Stock Option Plan, and exempt under Rule 16b-3.
(k) Stock options granted under the Issuer's 2001 Incentive Stock Option Plan, and exempt under Rule 16b-3.
NOTE:   Pursuant to SEC Rule 16a-1(a)(2), information on Crested, Plateau, SGMC and NWG  is not required,
however, Registrant has
             undertaken comprehensive disclosure and reports shares held by Crested, Plateau, SGMC and NWG as indirectly owned
by
             the Reporting
Person.
             The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes
b, d, e, f, g, h and
i.
SIGNATURE OF REPORTING PERSON
   /s/    JOHN L. LARSEN
DATE
   August 16, 2002